# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 133 Richmond Street West, Suite 602, Toronto, Ontario Canada (A6), M5H 2L3
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001257391

## Reporting persons
- WHITEBOX ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,497,541; sole dispositive power 0; shared dispositive power 10,497,541; aggregate amount beneficially owned 10,497,541 (9.9% of the class)
- WHITEBOX GENERAL PARTNER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,497,541; sole dispositive power 0; shared dispositive power 10,497,541; aggregate amount beneficially owned 10,497,541 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: 133 Richmond Street West, Suite 602, Toronto, Ontario, Canada, M5H 2L3

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"); and

(ii) Whitebox General Partner LLC, a Delaware limited liability company ("WGP" and, together with WA, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the business office of WA and WGP is:

3033 Excelsior Boulevard

Suite 500

Minneapolis, MN 55416
Citizenship: WA and WGP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, each of WA and WGP is deemed to be the beneficial owner of 10,497,541 Common Shares, as a result of WA's clients' ownership of: (i) 8,200,099 Common Shares; (ii) 28,888,464 warrants to purchase Common Shares at an exercise price of $1.25 per Common Share (the "October 2025 Warrants"); and (iii) 21,920,001 pre-funded warrants to purchase Common Shares at an exercise price of $0.000001 per Common Share (the "Pre-Funded Warrants" and, together with the October 2025 Warrants, the "Warrants"), with each of (ii) and (iii) subject to the Beneficial Ownership Limitations (defined below). Warrants are subject to a blocker which prevents the holder from exercising Warrants to the extent that, upon such exercise, the holder would beneficially own in excess of 9.9% of the Common Shares outstanding as a result of the exercise (the "Beneficial Ownership Limitations"). Accordingly, the amount of Common Shares beneficially owned by the Reporting Persons reported herein excludes an aggregate of 48,511,023 Common Shares obtainable upon the exercise of the Warrants owned by WA's clients, which are subject to the Beneficial Ownership Limitations.
Percent of class:
As of March 31, 2026, each of WA and WGP is deemed to beneficially own 9.9% of the Common Shares outstanding.

Percent of class is calculated based on 103,738,330 Common Shares outstanding as of December 31, 2025, as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on March 30, 2026, plus the 2,297,442 Common Shares that WA and WGP have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitations, which amount has been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: WA and WGP: 0
Shared power to vote or to direct the vote: WA and WGP: 10,497,541
Sole power to dispose or to direct the disposition: WA and WGP: 0
Shared power to dispose or to direct the disposition: WA and WGP: 10,497,541

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: WA's clients are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated May 15, 2026, by and among the Reporting Persons

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Gina Scianni, Gina Scianni, Associate General Counsel & Deputy Chief Compliance Officer (05/15/2026)
- WHITEBOX GENERAL PARTNER LLC: /s/ Gina Scianni, Gina Scianni, Authorized Signatory (05/15/2026)